UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

PRESIDENTIAL REALTY CORPORATION
(Name of Company)

CLASS A COMMON STOCK, $0.10 PAR VALUE PER SHARE
(Title of Class of Securities)

74 1004 10 5
(CUSIP Number)

Jeffrey Joseph, General Partner
Pdl Partnership
c/o Presidential Realty Corporation
180 South Broadway
White Plains, NY 10605
914-948-1300
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 8, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 74 1004 10 5
	(1)Name of reporting person	Pdl Partnership
	(2)Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
(3)SEC use only
	(4)Source of funds (see instructions)	WC/OO
	(5)Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6)Citizenship or place of organization	New York
Number of shares beneficially owned by each reporting person with:	(7)Sole voting power	--
	(8)Shared voting power	177,013
	(9)Sole dispositive power	--
	(10)Shared dispositive power	--
	(11)Aggregate amount beneficially owned by each reporting person	177,013
	(12)Check box if the aggregate amount in Row (11) excludes certain shares	☐
	(13)Percent of class represented by amount in Row (11)	40.0%
	(14)Type of reporting person	PN

SCHEDULE 13D

CUSIP NO. 74 1004 10 5
	(1)Name of reporting person	Steven Baruch
	(2)Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
(3)SEC use only
	(4)Source of funds (see instructions)	PF
	(5)Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6)Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:	(7)Sole voting power	14,429
	(8)Shared voting power	181,775*
	(9)Sole dispositive power	14,429
	(10)Shared dispositive power	4,762*
	(11)Aggregate amount beneficially owned by each reporting person	196,204**
	(12)Check box if the aggregate amount in Row (11) excludes certain shares	☐
	(13)Percent of class represented by amount in Row (11)	44.3%***
	(14)Type of reporting person	IN
* Includes 4,762 Class A shares held as co-trustee under a trust, the beneficial ownership of which is disclaimed.
**   Does not include 41,868 shares of Class B Common Stock, of which 9,031 shares of Class B Common Stock are held as co-trustee under a trust, the beneficial ownership of which is disclaimed, and as to the remaining shares, he has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition thereof.

*** Based on 442,533 shares of Class A Common Stock outstanding.

SCHEDULE 13D

CUSIP NO. 74 1004 10 5
	(1)Name of reporting person	Jeffrey Joseph
	(2)Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
(3)SEC use only
	(4)Source of funds (see instructions)	PF
	(5)Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6)Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:	(7)Sole voting power	5,344
	(8)Shared voting power	177,013
	(9)Sole dispositive power	5,344
	(10)Shared dispositive power	--
	(11)Aggregate amount beneficially owned by each reporting person	182,357*
	(12)Check box if the aggregate amount in Row (11) excludes certain shares	☐
	(13)Percent of class represented by amount in Row (11)	41.2%**
	(14)Type of reporting person	IN
*    Does not include 134,721 shares of Class B Common Stock owned by Mr. Joseph personally, as to which he has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition thereof.

** Based on 442,533 shares of Class A Common Stock outstanding.

SCHEDULE 13D

CUSIP NO. 74 1004 10 5
	(1)Name of reporting person	Thomas Viertel
	(2)Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
(3)SEC use only
	(4)Source of funds (see instructions)	PF
	(5)Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6)Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:	(7)Sole voting power	24,788
	(8)Shared voting power	177,013
	(9)Sole dispositive power	24,788
	(10)Shared dispositive power	--
	(11)Aggregate amount beneficially owned by each reporting person	201,801*
	(12)Check box if the aggregate amount in Row (11) excludes certain shares	☐
	(13)Percent of class represented by amount in Row (11)	45.6%**
	(14)Type of reporting person	IN
*    Does not include 34,898 shares of Class B Common Stock owned by Mr. Viertel personally, as to which he has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition thereof.

** Based on 442,533 shares of Class A Common Stock outstanding.

Preliminary Note:

The original Schedule 13D (the “Original Schedule 13D”) was filed on September 5, 1985 in paper format by BJV Partnership, a New York general partnership of which Steven Baruch, Thomas Viertel and Jeffrey F. Joseph were the sole general partners.  Amendment No. 1 was filed on December 6, 2010 to update the information in the Original Schedule 13D (“Amendment No. 1”), including that the shares that are the subject of this Schedule 13 D were then owned by Pdl Partnership, a New York general partnership of which Steven Baruch, Thomas Viertel and Jeffrey F. Joseph are the sole general partners. This Amendment No. 2 (this “Amendment”) is being filed to update the information in the Amendment No. 1.  Except as set forth herein, the information in Amendment No. 1 is unchanged.

Item 1.	Security and Company.

This Statement relates to the Class A Common Stock, $.10 par value (the “Class A Shares”), of Presidential Realty Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 180 South Broadway, White Plains, New York 10605.

Item 2.	Identity and Background.

On December 31, 2010, the employment of Messrs. Baruch and Viertel with the Issuer were terminated.  Effective November 8, 2011 in connection with the transactions described herein, Messrs. Baruch and Viertel resigned as directors of the Issuer, and effective upon the filing of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (which is expected to occur by November 15, 2011), Mr. Joseph resigned as President and Chief Executive Officer of the Issuer but will continue to be a director of the Issuer.

Item 3.	Source and Amount of Other Funds or Consideration.

No change.

Item 4.	Purpose of Transaction.

 On November 8, 2011, PDL and the Issuer entered into a number of transactions (collectively, the “Signature Transaction”) with Signature Community Investment Group LLC (together with its affiliates, “Signature”) or people introduced by or associated with Signature, including:

 •           The termination of the Issuer’s plan of liquidation adopted by the stockholders on January 20, 2011 (the “Plan of Liquidation”);

 •           The acquisition by BBJ Family Irrevocable Trust (the “Trust” or “Class A Purchaser”) of 177,013 shares (the “Class A Shares”) of Class A common stock, par value $.10 per share, of the Issuer (the “Class A Common Stock”), representing 40% of the outstanding Class A Common Stock, from PDL at a purchase price of $1.00 per share, on the terms and subject to the conditions set forth in the Class A Stock Purchase Agreement (the “Class A Stock Purchase Agreement”);

•
The acquisition by two individuals (the “Class B Purchasers”) of an aggregate of 250,000 newly issued shares (the “Class B Shares”) of Class B common stock, par value $.10 per share, of the Issuer (the “Class B Common Stock”) from the Issuer at a purchase price of $1.00 per share, on the terms and subject to the conditions set forth in the Class B Stock Purchase Agreement (the “Class B Stock Purchase Agreement”);

•
Amendments to the provisions relating to payments upon termination of employment for Steven Baruch, Jeffrey F. Joseph and Thomas Viertel, as set forth in amendments to their employment agreements (the “Baruch Amendment,” the “Joseph Amendment” and the “Viertel Amendment,” respectively, and collectively with the Delgado Amendment, the “Amendments”);

•	Amendment to the employment agreement of Elizabeth Delgado to terminate her employment pursuant to the agreement (the “Delgado Amendment”);

•	The resignation of Steven Baruch, Thomas Viertel and Mortimer M. Caplin as directors of the Issuer;

•	The appointment of Nickolas W. Jekogian, III, Alexander Ludwig and Jeffrey Rogers as directors of the Issuer;

•
Effective as of immediately following the filing of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, the resignations of the officers of the Issuer and the appointment of Messrs Jekogian and Ludwig as the sole officers of the Issuer;

•	The declaration of a special dividend of $0.35 per share of Class A and Class B Common Stock (the “Special Dividend”);

•	The entry by the Issuer into a property management agreement and an asset management agreement with Signature (the “Property Management Agreement” and the “Asset Management Agreement,” respectively);

•
The entry by the Issuer into executive employment agreements with Nickolas W. Jekogian, III and Alexander Ludwig (the “Jekogian Employment Agreement” and the “Ludwig Employment Agreement,” respectively);

•
The grant of non-qualified stock options to acquire 370,000 shares of Class B Common Stock at a price of $1.25 per share to each of Messrs. Jekogian and Ludwig pursuant to stock option agreements (the “Jekogian Option Agreement” and the “Ludwig Option Agreement, respectively); and

•	The entry into a Put Agreement between Nickolas W. Jekogian, III and each Class B Purchaser with respect to the Class B Shares acquired by each Class B Purchaser (the “Put Agreement”).

In addition, PDL distributed the remaining 21,722 shares of Class A Common Stock that it owned without consideration to its general partners, 8,689 shares to Steven Baruch, 8,689 shares to Thomas Viertel, and 4,344 shares to Jeffrey F. Joseph.  As of November 8, 2011, PDL owns no shares of Class A Common Stock.

Nickolas W. Jekogian, III is the founder, owner and President of Signature Community Investment Group LLC, a Delaware limited liability company, an integrated real estate company that has an ownership interest in and operates approximately 3,000 apartment units in 17 markets throughout the United States from New York City to Las Vegas.  The BBJ Family Irrevocable Trust was formed in September 2009 by Mr. Jekogian for the benefit of family members. Mr. Jekogian’s father, Nickolas Jekogian, Jr., is the Trustee of the Trust and Mr. Jekogian remains the protector of the Trust.

As directors, Messrs. Baruch, Viertel and Joseph approved, together with the other directors of the Issuer, the foregoing transactions to the extent such transactions required the approval of the Issuer’s Board of Directors.

In order to induce Signature and the purchasers of the Class A Shares and Class B Shares to enter into the transactions and to provide liquidity to the Issuer to pay a special dividend of $.35 per share of Class A Common Stock and Class B Common Stock, Messrs. Joseph, Baruch and Viertel amended their Employment Agreements with the Issuer to waive or defer an aggregate of $1,187,500 of the amounts payable to them upon retirement, of which $593,750 was waived permanently and the balance of $593,750 was deferred for a three-year period.  The amounts waived and deferred were in addition to the reductions in the compensation otherwise payable to them upon termination of their employment that were agreed to in August 2010 in connection with the approval by the Board of the Plan of Liquidation.  Specifically, Mr. Baruch agreed to reduce the Lump Sum Amount (as defined) payable to him from $617,900 to $463,425, of which $308,950 was paid on November 8, 2011, and the balance of $154,475 is payable on the third anniversary thereof; Mr. Joseph agreed to reduce the Lump Sum Amount payable to him from $1,106,700 to $830,025, of which $553,350 was paid on November 8, 2011, and the balance of $276,675 is payable on the third anniversary thereof; and Mr. Viertel agreed to reduce the Lump Sum Amount payable to him from $650,400 to $487,800 of which $325,200 was paid on November 8, 2011, and the balance of $162,600 is payable on the third anniversary thereof.  Payment of these deferred amounts is not contestable by the Issuer for any reason.

In the Class A Stock Purchase Agreement, the Trust has agreed with PDL to vote its Class A Shares for Mr. Robert Feder and Mr. Richard Brandt, current independent directors of the Company, as directors (subject to their desire to remain as directors) provided that they continue to qualify as independent directors under applicable rules, including the rules of any exchange on which either the Class A Common Stock or Class B Common Stock may then be listed and until the occurrence of a Capital Event.  “Capital Event” is generally defined as the receipt by the Company of at least $20,000,000 in cash or property from specified capital-raising activities.  Except as described in this paragraph, none of PDL or Messrs. Baruch, Joseph or Viertel have any voting or disposition power with respect to the 177,013 Class A Shares acquired by the Class A Purchaser.

The Class A Purchaser did not purchase the right to receive the Special Dividend to be paid on the Class A Shares and agreed to take such action as is necessary to pay over any Special Dividend it receives to PDL promptly after receipt thereof.  All payments received or to be received by PDL from the Class A Purchaser in respect of the Class A Shares have and will be used to satisfy the liens on such shares described in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2010 in the section entitled “Security Ownership of Management” on page 53.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (b)  As of the date hereof, as a result of the sale of 177,013 Class A Shares, each of the Reporting Persons beneficially owns Class A Shares as follows:

•
PDL owns no shares of Class A Common Stock.  PDL shares limited voting power with the Class A Purchaser insofar as the Class A Purchaser has agreed to vote the Class A Shares for Mr. Robert Feder and Mr. Richard Brandt, current independent directors of the Company, as directors (subject to their desire to remain as directors) provided that they continue to qualify as independent directors under applicable rules, including the rules of any exchange on which either the Class A Common Stock or Class B Common Stock may then be listed and until the occurrence of a Capital Event (as defined herein). The aggregate of 177,013 shares of Class A Common Stock deemed beneficially owned by PDL represents 40.0% of the Class A Common Stock outstanding.

•
Mr. Baruch has sole voting and dispositive power with respect to 14,429 shares of Class A Common Stock.  Mr. Baruch also holds 4,762 shares of Class A Common Stock as co-trustee under a trust, for which he disclaims beneficial ownership, and for which he shares the power to vote or to direct the vote and the power to dispose or to direct the disposition thereof.  Mr. Baruch, as a general partner of PDL, shares limited voting power with the Class A Purchaser insofar as the Class A Purchaser has agreed to vote the Class A Shares for Mr. Robert Feder and Mr. Richard Brandt, current independent directors of the Company, as directors (subject to their desire to remain as directors) provided that they continue to qualify as independent directors under applicable rules, including the rules of any exchange on which either the Class A Common Stock or Class B Common Stock may then be listed and until the occurrence of a Capital Event (as defined).  The aggregate of 196,204 shares of Class A Common Stock deemed beneficially owned by Mr. Baruch represents 44.3% of the Class A Common Stock outstanding.  Mr. Baruch also owns 41,868 shares of Class B Common Stock, of which 9,031 shares of Class B Common Stock are held as co-trustee under a trust, for which he disclaims beneficial ownership and for which he shares the power to vote or to direct the vote and the power to dispose or to direct the disposition thereof.

•
Mr. Joseph has sole voting and dispositive power with respect to 5,344 shares of Class A Common Stock.  Mr. Joseph, as a general partner of PDL, shares limited voting power with the Class A Purchaser insofar as the Class A Purchaser has agreed to vote the Class A Shares for Mr. Robert Feder and Mr. Richard Brandt, current independent directors of the Company, as directors (subject to their desire to remain as directors) provided that they continue to qualify as independent directors under applicable rules, including the rules of any exchange on which either the Class A Common Stock or Class B Common Stock may then be listed and until the occurrence of a Capital Event (as defined). The aggregate of 182,357 shares of Class A Common Stock deemed beneficially owned by Mr. Joseph represents 41.2% of the Class A Common Stock outstanding. Mr. Joseph also owns 134,721 shares of Class B Common Stock.

•
Mr. Viertel has sole voting and dispositive power with respect to 24,788 shares of Class A Common Stock.  Mr. Viertel, as a general partner of PDL, shares limited voting power with the Class A Purchaser insofar as the Class A Purchaser has agreed to vote the Class A Shares for Mr. Robert Feder and Mr. Richard Brandt, current independent directors of the Company, as directors (subject to their desire to remain as directors) provided that they continue to qualify as independent directors under applicable rules, including the rules of any exchange on which either the Class A Common Stock or Class B Common Stock may then be listed and until the occurrence of a Capital Event (as defined).  The aggregate of 201,801 shares of Class A Common Stock deemed beneficially owned by Mr. Viertel represents 45.6% of the Class A Common Stock outstanding. Mr. Viertel also owns 34,898 shares of Class B Common Stock.

(c)   None of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days other than the sale of the 177,013 Class A Shares sold to the Class A Purchaser on November 8, 2011.

(d)    The Issuer declared the Special Dividend of $0.35 per share of Class A or Class B Common Stock. Each of the Class A Purchasers has agreed to pay PDL an amount equal to the Special Dividend paid to such Class A Purchaser in respect of the Class A Shares sold to it by PDL promptly after receipt thereof.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the response under Item 4.

Item 7.	Material to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit
A
Class A Stock Purchase Agreement, dated November 8, 2011, between PDL and BBJ Family Irrevocable Trust; incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed on November 9, 2011.

B
Third Amendment to Amended and Restated Employment and Consulting Agreement, dated November 8, 2011, between the Company and Steven H. Baruch; incorporated by reference to Exhibit 10.8 of the Issuer’s Current Report on Form 8-K filed on November 9, 2011.

C
Fourth Amendment to Amended And Restated Employment and Consulting Agreement, dated November 8, 2011, between the Company and Jeffrey F. Joseph; incorporated by reference to Exhibit 10.9 of the Issuer’s Current Report on Form 8-K filed on November 9, 2011.

D
Third Amendment to Amended and Restated Employment and Consulting Agreement, dated November 8, 2011, between the Company and Thomas Viertel; incorporated by reference to Exhibit 10.10 of the Issuer’s Current Report on Form 8-K filed on November 9, 2011.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 10, 2011	PDL PARTNERSHIP, A New York General Partnership

By: /s/ Jeffrey F. Joseph
Jeffrey F. Joseph, Partner

By: /s/ Thomas Viertel
Thomas Viertel, Partner

By: /s/ Steven Baruch
Steven Baruch, Partner

/s/ Steven Baruch
Steven Baruch

/s/ Thomas Viertel
Thomas Viertel

/s/ Jeffrey F. Joseph
Jeffrey F. Joseph